December 27, 2007


VIA TELECOPY/(202) 772-9218 and Edgar

Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
One Station Place
100 F. Street, NE
Washington, D.C. 20549

      RE:	Thomas & Betts Corporation
		Form 10-K for the year ended December 31, 2006
		Filed February 23, 2007
		File No. 001-04682

Dear Mr. Spirgel:

This will confirm my conversation with Mr. Mew on December 27, 2007 regarding Thomas & Betts` request for an extension of time in which to respond to your letter and comments dated December 20, 2007.
This extension will allow us to timely respond to your comments after a review with the Audit Committee of the Company`s Board of Directors.

We plan on submitting our response to your letter no later than January 15, 2008. Thank you.


					Sincerely,



					W. David Smith, Jr.



cc:	Andrew Mew, Senior Staff Accountant